MARWOOD GROUP LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash	$ 197,581	
Accounts receivable - less allowance for doubtful accounts of $30,000	25,037	
Total Assets		$ 222,618
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities		$ 27,882
Member's Equity		194,736
Total Liabilities and Member's Equity		$ 222,618

The accompanying notes are an integral part of these financial statements.